Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2023 and an Increase to its Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - May 2, 2023) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months ended March 31, 2023. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend of $0.25 per common share.
Results for the three months ended March 31, 2023 and 2022
For the three months ended March 31, 2023, the Company had net income of $193.2 million, or $3.40 basic and $3.27 diluted earnings per share.
For the three months ended March 31, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $195.6 million, or $3.44 basic and $3.31 diluted earnings per share, which excludes from net income a $2.3 million, or $0.04 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related extinguishment costs.
For the three months ended March 31, 2022, the Company had a net loss of $84.4 million, or $1.52 basic and diluted loss per share.
For the three months ended March 31, 2022, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $14.9 million, or $0.27 basic and diluted loss per share, which excludes from the net loss (i) a $67.7 million, or $1.22 per basic and diluted share, aggregate write-down of vessels held for sale and loss on the sale of vessels, and (ii) $1.9 million, or $0.03 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on the debt or lease financing obligations relating to these vessel sales and related debt extinguishment costs.
Declaration of Dividend
On May 1, 2023, the Board of Directors declared a quarterly cash dividend of $0.25 per common share, with a payment date of June 30, 2023 to all shareholders of record as of June 13, 2023 (the record date). As of May 1, 2023, there were 59,455,820 common shares of the Company outstanding.
Transition to a New CFO in September 2023
The Company announced that Brian Lee, the Chief Financial Officer, will be stepping down at the end of September 2023 and will be replaced by Christopher Avella. Mr. Lee has been the Chief Financial Officer of Scorpio Tankers since the start of the Company in 2010.
Mr. Avella has been with Scorpio Tankers since 2010. He is currently the Chief Accounting Officer (since 2021) and Controller (since 2014). He also served as the Chief Financial Officer of Hermitage Offshore Services Ltd. between 2019 and 2021. Prior to joining Scorpio Tankers, he was with Ernst & Young in its audit practice from 2002 through 2006 and its transaction advisory services practice from 2006 through 2010 where he was a senior manager. Mr. Avella is a certified public accountant and has a B.S. in accounting from Rutgers University, an M.B.A. from Seton Hall University, and an M.S. in finance from Georgetown University.
Emanuele Lauro, Chairman and Chief Executive Officer commented, “Brian’s leadership and experience has been instrumental in the growth and development of the Company over the last 13 years. He has been with us since the beginning and leaves the Company in its strongest financial position with a well-trained team poised to maintain high standards. While we will miss Brian’s unparalleled temperament and character, I am truly grateful for his contributions to the Company and wish him the best on a well-deserved retirement.”
Summary of First Quarter 2023 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the second quarter of 2023 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$53,000	2,600	39%	$30,500	890	100%
MR	$37,000	4,850	35%	$21,800	450	100%
Handymax	$37,000	1,260	34%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the first quarter of 2023:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$47,356	$29,887
MR	$34,616	$21,637
Handymax	$38,349	N/A
•The Company is in discussions with a group of financial institutions for a term loan and revolving loan of up to the aggregate of $750.0 million to $1.0 billion. This facility is expected to bear interest at SOFR plus a margin of 1.95% per annum. The proceeds of this facility are expected to mainly be used to repay (and re-finance) more expensive lease financing, along with financing certain of the Company’s unencumbered vessels. The credit facility is subject to credit approval from the banks, customary conditions precedent, and negotiation and execution of definitive documentation.
•In March 2023, the Company entered into a time charter-out agreement on an LR2, STI Jermyn, for three years at a rate of $40,000 per day. This charter commenced in April 2023. During 2022 and so far in 2023, the Company has entered into a total of 15 time-charter out agreements (ten LR2s and five MRs), the terms of which are described in the fleet list below.
•In January 2023, the Company exercised the purchase options on STI Brooklyn, STI Rambla, STI Rose and STI Ville on the AVIC Lease Financing and repaid the aggregate outstanding lease obligation of $77.8 million as part of these transactions.
•In March 2023, the Company exercised the purchase option on STI Sanctity on the Ocean Yield Lease Financing and repaid the aggregate outstanding lease obligation of $27.8 million as part of this transaction.
•The Company has also given notice to exercise the purchase options on six LR2 product tankers and eight MR product tankers that are currently financed under lease financing arrangements (STI Steadfast, STI Supreme, STI Grace, STI Jermyn, STI Lavender, STI Lobelia, STI Magnetic, STI Marshall, STI Miracle, STI Magic, STI Mystery, STI Marvel, STI Mythic, and STI Magister). These repurchases are expected to occur in the second and third quarters of 2023 and result in an aggregate debt reduction of $352.7 million.
•The Company has executed or received commitments for three separate secured credit facilities for up to $391.5 million in aggregate. These facilities are expected to be collateralized by 22 vessels and bear interest at SOFR plus margins of between 1.90% and 1.975% per annum. The proceeds of these facilities are expected to be used to repay more expensive lease financing. $274.1 million has been drawn from two of these facilities as of the date of this press release.
•Since January 1, 2023 and through the date of this press release, the Company has repurchased an aggregate of 3,614,768 of its common shares in the open market at an average price of $52.22 per share.

•On May 1, 2023, the Board of Directors authorized to reset the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities.
•In March 2023, the Board of Directors appointed Ms. Sujata Parekh Kumar as an independent director to its Board of Directors. Ms. Kumar has over 40 years of experience in entrepreneurship and industry across a number of sectors including logistics, financial services, insurance, and shipping.
Securities Repurchase Program
On February 15, 2023, the Board of Directors authorized a new Securities Repurchase Program (the "2023 Securities Repurchase Program") to purchase up to an aggregate of $250 million of the Company’s securities which, in addition to its common shares also currently consist of its Senior Unsecured Notes Due 2025 (NYSE: SBBA).
Below are purchases of the Company’s securities made in the first quarter and second quarters of 2023.
•From January 1, 2023 through February 15, 2023, the Company purchased an aggregate of 1,891,303 of its common shares in the open market at an average price of $50.27 per share. These purchases were made under the previous securities repurchase program, which ended on February 15, 2023.
•From February 16 through the date of this press release, the Company has purchased an aggregate of 1,723,465 of its common shares in the open market at an average price of $54.37 per share.
•On May 1, 2023, the Board of Directors authorized to reset the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities.
There is $250.0 million available under the 2023 Securities Repurchase Program as of May 1, 2023.
Lease Repayments
In January 2023, the Company exercised its purchase options on two MR product tankers (STI Brooklyn and STI Ville) and two LR2 product tankers (STI Rose and STI Rambla) which were previously financed on the AVIC Lease Financing. These purchases resulted in a debt reduction of $77.8 million.
In March 2023, the Company exercised the purchase option on STI Sanctity which was previously financed on the Ocean Yield Lease Financing. This purchase resulted in a debt reduction of $27.8 million.
In March 2023, the Company gave notice to exercise its purchase options on two LR2 product tankers that are currently financed under the 2021 CSSC Lease Financing (STI Grace and STI Jermyn), in addition to one LR2 product tanker (STI Lavender), and three MR product tankers (STI Magnetic, STI Marshall, and STI Miracle) which are currently financed under the $670.0 Million Lease Financing. All of these leases bear interest at LIBOR plus a margin of 3.50% per annum. The purchases are expected to occur in May 2023 and result in a debt reduction of $149.8 million.
In April 2023, the Company gave notice to exercise its purchase options on one LR2 product tanker (STI Lobelia), and five MR product tankers (STI Magic, STI Mystery, STI Marvel, STI Mythic, and STI Magister) which are currently financed under the $670.0 Million Lease Financing. These leases bear interest at LIBOR plus a margin of 3.50% per annum. The purchases are expected to occur in June 2023 and result in a debt reduction of $147.3 million.
New Executed or Committed Financings
The Company has executed or received commitments for three separate credit facilities for up to $391.5 million in aggregate (the "New Facilities").
The first credit facility (the "2023 $225.0 Million Credit Facility") is from a group of European financial institutions for a credit facility of up to $225.0 million. The 2023 $225.0 Million Credit Facility was executed in January 2023 and $184.9 million was drawn in February 2023 and $40.1 million was drawn in March 2023. Thirteen product tankers (STI Opera, STI Duchessa, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina, STI San Antonio, STI Yorkville, STI Battery, STI Milwaukee, STI Madison, and STI Sanctity) were collateralized under this facility as part of these drawdowns. The 2023 $225.0 Million Credit Facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the MRs are expected to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan. The borrowings for the LR2s are expected to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan. The remaining terms and conditions of the 2023 $225.0 Million Credit Facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.

The second credit facility (the "2023 $49.1 Million Credit Facility") is from a North American financial institution for a credit facility of up to $49.1 million. The 2023 $49.1 Million Credit Facility was executed in February 2023 and was fully drawn in March 2023. Two LR2 product tankers, STI Rose and STI Rambla, were collateralized on this facility upon drawdown. This facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.90% per annum. The borrowings are expected to be repaid in equal quarterly installments of $1.2 million in aggregate with a balloon payment at maturity. The terms and conditions of the 2023 $49.1 Million Credit Facility, including financial covenants, are similar to those set forth in the Company's existing credit facilities.
The third credit facility commitment (the "2023 $117.4 Million Credit Facility") is from a European financial institution for a credit facility of up to $117.4 million. The 2023 $117.4 Million Credit Facility is expected to be used to finance two Handymax product tankers, four MR product tankers and one LR2 product tanker. The 2023 $117.4 Million Credit Facility is expected to have a final maturity of five years from the drawdown date of each vessel and bear interest at SOFR plus a margin of 1.925% per annum. The terms and conditions of this credit facility, including financial covenants, will be similar to those set forth in the Company's existing credit facilities. The 2023 $117.4 Million Credit Facility is subject to customary conditions precedent, and the execution of definitive documentation, and is expected to close in the second quarter of 2023.
The proceeds of the New Facilities are expected to be used to repay more expensive lease financing.
$750.0 Million to $1.0 Billion Term Loan and Revolving Loan
The Company is in discussions with a group of financial institutions for a term loan and revolving loan (the “Credit Facility”) of up to the aggregate of $750.0 million to $1.0 billion. The Credit Facility is expected to consist of a 50% term loan and 50% revolving loan, have a final maturity of five years from the signing date (but not later than June 30, 2028), and bear interest at SOFR plus a margin of 1.95% per annum. Proceeds from the Credit Facility, primarily, are expected to be used to repay (and re-finance) more expensive lease financing, along with financing certain of the Company's unencumbered vessels. The terms and conditions, including financial covenants, of the Credit Facility are expected to be similar to the Company’s existing credit facilities. The Credit Facility is subject to credit approval from the banks, customary conditions precedent, and negotiation and execution of definitive documentation. There is no assurance that we will enter into the Credit Facility on the terms described above (which may be subject to change) or at all.
Diluted Weighted Number of Shares
The computation of earnings or loss per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings or loss per share to the extent they are anti-dilutive.
For the three months ended March 31, 2023, the Company’s basic weighted average number of shares outstanding was 56,834,813. For the three months ended March 31, 2023, the Company’s diluted weighted average number of shares outstanding was 59,111,952 which included the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan.
Conference Call
The Company has scheduled a conference call on May 2, 2023 at 8:00 AM Eastern Daylight Time and 2:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: 1 (833) 630-1956
International Dial-In Number: +1 (412) 317-1837
Conference ID: 10178106
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/5d8emazp

Current Liquidity
As of April 27, 2023, the Company had $586.6 million in unrestricted cash and cash equivalents. Within the next two weeks, the Company is expected to receive approximately $100 million from the Scorpio tanker pools with respect to the monthly cash distribution for April. The Company is also expected to draw down approximately $117.4 million from a credit facility that has been committed but is pending closing (described above, under the heading "New Executed or Committed Financings").
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system activity that occurred during the first quarter of 2023 and the estimated expected payments to be made, and offhire days that are expected to be incurred, for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2023 and 2024:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate offhire days (2)	LR2s	MRs	Handymax
Q1 2023 - actual (a)	8.5	61	—	2	—
Q2 2023 - estimated (b)	9.9	96	—	4	—
Q3 2023 - estimated	5.3	—	—	—	—
Q4 2023 - estimated (c)	8.2	180	—	5	—
FY 2024 - estimated (d)	64.2	1,215	11	32	12
(1)    These costs include estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations. These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Represents the total estimated off-hire days during the period, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(a)    Includes one BWTS installation.
(b)    Includes three BWTS installations.
(c)    Includes five scrubber installations and one BWTS installation.
(d)    Includes seven scrubber installations.

Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of December 31, 2022	Outstanding Principal as of March 31, 2023	Outstanding Principal as of April 27, 2023
1	Hamburg Commercial Credit Facility	$33,732	$32,909	$32,909
2	Prudential Credit Facility	39,286	37,899	37,437
3	2019 DNB / GIEK Credit Facility	38,338	36,559	36,559
4	BNPP Sinosure Credit Facility	80,576	80,576	75,122
5	2020 $225.0 Million Credit Facility	37,765	36,482	36,482
6	2023 $225.0 Million Credit Facility (1)	—	225,000	216,525
7	2023 $49.1 Million Credit Facility (2)	—	49,088	49,088
8	Ocean Yield Lease Financing (3)	114,860	84,372	83,687
9	BCFL Lease Financing (LR2s)	68,310	65,598	64,733
10	CSSC Lease Financing	121,276	117,635	116,421
11	BCFL Lease Financing (MRs)	53,202	49,202	47,750
12	AVIC Lease Financing (4)	77,769	—	—
13	2020 CMBFL Lease Financing	38,090	37,279	37,279
14	2020 TSFL Lease Financing	40,607	39,777	39,777
15	2020 SPDBFL Lease Financing	83,511	81,887	81,887
16	2021 AVIC Lease Financing	84,635	82,822	82,822
17	2021 CMBFL Lease Financing	68,045	66,415	66,010
18	2021 TSFL Lease Financing	49,997	48,902	48,902
19	2021 CSSC Lease Financing	48,631	47,315	46,877
20	2021 $146.3 Million Lease Financing	133,699	130,404	127,109
21	2021 Ocean Yield Lease Financing	63,933	62,490	62,009
22	2022 AVIC Lease Financing	113,804	111,512	111,512
23	IFRS 16 - Leases - 3 MR	21,138	19,063	18,338
24	IFRS 16 - Leases - $670.0 Million	475,939	464,813	461,061
25	Unsecured Senior Notes Due 2025	70,571	70,571	70,571
	Gross debt outstanding	1,957,714	2,078,570	2,050,867
	Cash and cash equivalents	376,870	612,655	586,596
	Net debt	$1,580,844	$1,465,915	$1,464,271
.

(1)    The 2023 $225.0 Million Credit Facility was executed in January 2023, with $184.9 million and $40.1 million drawn in February and March 2023, respectively. Thirteen product tankers (11 MRs and two LR2) were collateralized under this facility as part of these drawdowns. The 2023 $225.0 Million Credit Facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the MRs are expected to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan. The borrowings for the LR2s are expected to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan. The remaining terms and conditions of the 2023 $225.0 Million Credit Facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
(2)    The 2023 $49.1 Million Credit Facility was executed in February 2023 and was fully drawn in March 2023. Two LR2 product tankers were collateralized on this facility upon drawdown. The 2023 $49.1 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.90% per annum. The borrowings are expected to be repaid in equal quarterly installments of $1.2 million in aggregate with a balloon payment at maturity. The terms and conditions of the 2023 $49.1 Million Credit Facility, including financial covenants, are similar to those set forth in the Company's existing credit facilities.
(3)    In September and October 2022, the Company gave notice to exercise the repurchase options on STI Sanctity, STI Steadfast, and STI Supreme on the Ocean Yield Lease Financing. In March 2023, the Company exercised the purchase option on STI Sanctity resulting in a debt reduction of $27.8 million. The remaining transactions are expected to occur in the second and third quarters of 2023 resulting in debt reductions of $27.8 million per vessel.
(4)    In January 2023, the Company exercised the repurchase options on STI Brooklyn, STI Rambla, STI Rose, and STI Ville on the AVIC Lease Financing and repaid the aggregate outstanding lease obligation of $77.8 million as part of these transactions.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of March 31, 2023, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements, Senior Notes Due 2025, and lease liabilities under IFRS 16 (which also include actual scheduled payments made during the second quarter of 2023 through April 27, 2023):

	As of March 31, 2023 (1)
In millions of U.S. dollars	Total	Repayments/maturities of unsecured debt	Vessel financings - announced vessel repurchases and maturities in 2023 and 2024	Vessel financings - scheduled repayments, in addition to maturities in 2025 and thereafter
Q2 2023 - principal payments made through April 27, 2023	$27.7	$—	$—	$27.7
Q2 2023 (2) (3) (4)	356.7	—	324.9	31.8
Q3 2023 (4)	79.9	—	27.8	52.1
Q4 2023	57.3	—	—	57.3
Q1 2024	51.5	—	—	51.5
Q2 2024	56.8	—	—	56.8
Q3 2024 (5)	92.1	—	42.7	49.4
Q4 2024 (6)	88.4	—	38.2	50.2
2025 and thereafter	1,268.2	70.6	—	1,197.6
	$2,078.6	$70.6	$433.6	$1,574.4
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of March 31, 2023.
(2)    Repayments include the Company's exercise of its purchase options on two LR2 product tankers (STI Grace and STI Jermyn) which are currently financed under the 2021 CSSC Lease Financing. These purchases are expected to occur in May 2023, and the aggregate outstanding lease liability is expected to be $46.9 million at the date of purchase.
(3)    Repayments include the Company's exercise of its purchase options on eight MR product tankers (STI Magnetic, STI Marshall, STI Miracle, STI Magic, STI Mystery, STI Marvel, STI Mythic, and STI Magister) and two LR2 product tankers (STI Lavender and STI Lobelia) which are currently financed under the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to occur in May and June 2023, and the aggregate outstanding lease liability is expected to be $250.2 million at the dates of purchase.
(4)    Repayments include the Company’s exercise of its purchase options on two LR2 product tankers (STI Steadfast, and STI Supreme). These vessels are currently financed under the Ocean Yield Lease Financing. The purchases are expected to occur in the second and third quarters of 2023 with a debt reduction of $27.8 million per vessel.
(5)    Repayments include (i) $15.0 million for the scheduled purchase options on three MR product tankers (STI Topaz, STI Ruby, and STI Garnet), which are currently financed under the BCFL Lease Financing (MRs); and (ii) $27.7 million for the scheduled maturity payments on the 2019 DNB / GIEK Credit Facility.
(6)    Repayments include (i) $10.2 million for the scheduled purchase options on two MR product tankers (STI Onyx and STI Amber), which are currently financed under the BCFL Lease Financing (MRs); and (ii) $28.0 million for the scheduled maturity payments on the Hamburg Commercial Credit Facility.
Explanation of Variances on the First Quarter of 2023 Financial Results Compared to the First Quarter of 2022
For the three months ended March 31, 2023, the Company recorded net income of $193.2 million compared to a net loss of $84.4 million for the three months ended March 31, 2022. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended March 31, 2023 and 2022:

	For the three months ended March 31,
In thousands of U.S. dollars	2023	2022
Vessel revenue	$384,431	$174,047
Voyage expenses	(7,269)	(2,023)
TCE revenue	$377,162	$172,024

•TCE revenue for the three months ended March 31, 2023 increased by $205.1 million to $377.2 million, from $172.0 million for the three months ended March 31, 2022. Overall average TCE revenue per day increased to $37,500 per day during the three months ended March 31, 2023, from $15,415 per day during the three months ended March 31, 2022. The average number of vessels was 113.0 during the three months end March 31, 2023 as compared to 129.3 during the three months ended March 31, 2022. The decrease in the average number of vessels was due to the previously disclosed sales of 18 vessels during the year ended December 31, 2022.
◦TCE revenue for the three months ended March 31, 2023 reflected the continued strength in the product tanker market that began at the end of the first quarter of 2022 and has continued in 2023. Initially, the easing of COVID-19 restrictions around the globe, the conflict in Ukraine, and strengthening refining margins resulted in significant increases in ton-mile demand as trade routes shifted and volumes increased. More recently, volumes and trade routes continue to be impacted by the continued easing of COVID-19 restrictions, particularly in China, along with the implementation of sanctions on the export of Russian crude oil and refined petroleum products. These changes have accelerated a structural shift in the product tanker market that had been years in the making, where increasing demand for the seaborne transportation of refined petroleum products is outpacing the growth in the worldwide fleet of product tankers given a near record low orderbook for newbuilding vessels.
◦TCE revenue for the three months ended March 31, 2022 was subdued for most of the quarter which reflected the continued adverse market conditions that were brought on by the COVID-19 pandemic. The end of the quarter reflected an improving spot market for product tankers which was triggered by myriad factors including (i) the easing of COVID-19 restrictions around the globe which resulted in increased personal mobility and the demand for refined petroleum products; (ii) strengthening refining margins which, combined with low global refined petroleum product inventories, increased demand for the seaborne transportation of refined petroleum products, and; (iii) the volatility brought on by the conflict in Ukraine, which disrupted supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increased ton-mile demand for refined petroleum products.
The Company also had an increased number of vessels operating outside of the Scorpio pools during the three months ended March 31, 2023, which led to an increase in voyage revenue and voyage expenses for this period.
•Vessel operating costs for the three months ended March 31, 2023 decreased by $11.2 million to $73.7 million, from $84.8 million for the three months ended March 31, 2022. Vessel operating costs per vessel per day remained consistent at $7,244 per day for the three months ended March 31, 2023 as compared to $7,290 for the three months ended March 31, 2022. The aggregate reduction is due to the sale of 18 owned or lease financed vessels during the year ended December 31, 2022 (seven of which closed during the first quarter of 2022).
•Depreciation expense – owned or sale leaseback vessels for the three months ended March 31, 2023 decreased by $3.6 million to $40.5 million, from $44.1 million for the three months ended March 31, 2022. This decrease was attributable to the sale of 17 of the Company's owned or sale leaseback vessels during the year ended December 31, 2022 (16 of which were in the first quarter of 2022). These vessels were written down to their net realizable value upon being designated as held for sale, and depreciation expense ceased being recorded upon that designation.
•Depreciation expense - right of use assets for the three months ended March 31, 2023 decreased by $0.2 million to $9.5 million from $9.7 million for the three months ended March 31, 2022. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. This decrease is attributable to the sale of one of the Company's right of use asset vessels. This vessel was written down to its net realizable value upon being designated as held for sale during the first quarter of 2022, and depreciation expense ceased being recorded upon that designation. The Company had four LR2s and 17 MRs that were accounted for under IFRS 16 - Leases during the three months ended March 31, 2023.

•General and administrative expenses for the three months ended March 31, 2023, increased by $9.8 million to $22.3 million, from $12.5 million for the three months ended March 31, 2022. This increase was primarily due to an increase in compensation related costs. Due to the increase in stock price and a recent grant, the amortization of the restricted stock awards are expected to increase general and administrative expenses by approximately $8.0 million per quarter in the upcoming quarters. The awards granted to employees vest ratably in years three, four, and five following the initial grant.
•Net loss on sales of vessels for the three months ended March 31, 2022 was $67.7 million. During the first quarter of 2022, the Company entered into agreements to sell 17 vessels, consisting of two LR2s, 12 LR1s, and three MRs. Seven of these sales closed within the first quarter of 2022 (six LR1s and one MR) and the remaining sales closed within the second and third quarters of 2022.
•Financial expenses for the three months ended March 31, 2023 increased by $5.5 million to $43.5 million, from $38.0 million for the three months ended March 31, 2022. This increase was primarily attributable to 400+ basis point increases in benchmark rates, primarily LIBOR, during the three months ended March 31, 2023 as compared to the three months ended March 31, 2022. This increase was partially offset by the overall reduction in the Company's average indebtedness to $2.0 billion from $3.1 billion during the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, arising from the aforementioned sales of 18 vessels (and repayments of the related debt or lease financing obligations), the exercise of purchase options on 27 lease financed vessels (six in August 2022, 16 in December 2022, four in January 2023, and one in March 2023), the maturity of the Convertible Notes Due 2022 in May 2022 and the conversion of the Convertible Notes Due 2025 in December 2022. Additionally, the Company recorded $2.3 million of debt extinguishment related costs during the three months ended March 31, 2023, as compared to $1.9 million during the three months ended March 31, 2022. This was accompanied by an aggregate decrease of $5.3 million in the amortization of deferred financing fees and accretion on both the convertible notes and debt assumed in business combinations, which were $1.5 million during the three months ended March 31, 2023 as compared to $6.8 million during the three months ended March 31, 2022.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2023	2022
Revenue
Vessel revenue	$384,431	$174,047

Operating expenses
Vessel operating costs	(73,674)	(84,832)
Voyage expenses	(7,269)	(2,023)
Depreciation - owned or sale leaseback vessels	(40,491)	(44,108)
Depreciation - right of use assets	(9,490)	(9,720)
General and administrative expenses	(22,271)	(12,454)
Net loss on sales of vessels	—	(67,738)
Total operating expenses	(153,195)	(220,875)
Operating income / (loss)	231,236	(46,828)
Other (expense) and income, net
Financial expenses	(43,532)	(38,001)
Financial income	4,185	188
Other income, net	1,348	193
Total other expense, net	(37,999)	(37,620)
Net income / (loss)	$193,237	$(84,448)

Earnings / (loss) per share

Basic	$3.40	$(1.52)
Diluted	$3.27	$(1.52)
Basic weighted average shares outstanding	56,834,813	55,409,131
Diluted weighted average shares outstanding (1)	59,111,952	55,409,131

(1)     The computation of diluted earnings per share for the three months ended March 31, 2023 includes the effect of potentially dilutive unvested shares of restricted stock. The computation of diluted loss per share for the three months ended March 31, 2022 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes Due 2022 (which were repaid in full upon maturity in May 2022) and Convertible Notes Due 2025 (which were fully converted to common shares in December 2022) because their effect would have been anti-dilutive.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$612,655	$376,870
Accounts receivable	233,592	276,700
Prepaid expenses and other current assets	9,642	18,159
Inventories	8,364	15,620
Total current assets	864,253	687,349
Non-current assets
Vessels and drydock	3,054,586	3,089,254
Right of use assets for vessels	681,344	689,826
Other assets	83,665	83,754
Goodwill	8,197	8,197
Restricted cash	783	783
Total non-current assets	3,828,575	3,871,814
Total assets	$4,692,828	$4,559,163
Current liabilities
Current portion of long-term debt	$69,362	$31,504
Lease liability - sale and leaseback vessels	205,560	269,145
Lease liability - IFRS 16	147,167	52,346
Accounts payable	24,086	28,748
Accrued expenses and other liabilities	62,325	91,508
Total current liabilities	508,500	473,251
Non-current liabilities
Long-term debt	490,385	264,106
Lease liability - sale and leaseback vessels	803,610	871,469
Lease liability - IFRS 16	336,519	443,529
Total non-current liabilities	1,630,514	1,579,104
Total liabilities	2,139,014	2,052,355
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	743	727
Additional paid-in capital	3,053,538	3,049,732
Treasury shares	(779,725)	(641,545)
Retained earnings	279,258	97,894
Total shareholders' equity	2,553,814	2,506,808
Total liabilities and shareholders' equity	$4,692,828	$4,559,163

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2023	2022
Operating activities
Net income / (loss)	$193,237	$(84,448)
Depreciation - owned or sale leaseback vessels	40,491	44,108
Depreciation - right of use assets	9,490	9,720
Amortization of restricted stock	3,821	4,494
Amortization of deferred financing fees	1,160	1,806
Non-cash debt extinguishment costs	1,148	1,586
Accretion of convertible notes	—	4,128
Net loss on sales of vessels	—	67,738
Accretion of fair value measurement on debt assumed in business combinations	338	889
Share of income from dual fuel tanker joint venture	(1,441)	(174)
	248,244	49,847
Changes in assets and liabilities:
Decrease / (increase) in inventories	7,256	(2,589)
Decrease / (increase) in accounts receivable	43,108	(27,137)
Decrease / (increase) in prepaid expenses and other current assets	8,516	(3,156)
Decrease / (increase) in other assets	685	(27)
Decrease in accounts payable	(3,743)	(17,162)
(Decrease) / increase in accrued expenses	(27,589)	5,758
	28,233	(44,313)
Net cash inflow from operating activities	276,477	5,534
Investing activities
Net proceeds from sales of vessels	—	225,815
Distributions from dual fuel tanker joint venture	845	240
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(8,483)	(14,279)
Net cash (outflow) / inflow from investing activities	(7,638)	211,776
Financing activities
Debt repayments	(138,641)	(191,163)
Issuance of debt	274,088	3,806
Debt issuance costs	(5,244)	(184)
Principal repayments on lease liability - IFRS 16	(13,204)	(13,666)
Decrease in restricted cash	—	2,003
Dividends paid	(11,873)	(5,837)
Repurchase of common stock	(138,180)	—
Net cash outflow from financing activities	(33,054)	(205,041)
Increase in cash and cash equivalents	235,785	12,269
Cash and cash equivalents at January 1,	376,870	230,415
Cash and cash equivalents at March 31,	$612,655	$242,684

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2023 and 2022
(unaudited)

	For the three months ended March 31,
	2023	2022
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$286,386	$79,425

Average Daily Results
Fleet
TCE per revenue day (2)	$37,500	$15,415
Vessel operating costs per day (3)	$7,244	$7,290
Average number of vessels	113.0	129.3

LR2
TCE per revenue day (2)	$43,292	$14,475
Vessel operating costs per day (3)	$7,497	$7,228
Average number of vessels	39.0	42.0

LR1
TCE per revenue day (2)	N/A	$12,320
Vessel operating costs per day (3)	N/A	$7,170
Average number of vessels	N/A	10.7

MR
TCE per revenue day (2)	$33,517	$16,305
Vessel operating costs per day (3)	$7,109	$7,364
Average number of vessels	60.0	62.6

Handymax
TCE per revenue day (2)	$38,349	$15,949
Vessel operating costs per day (3)	$7,102	$7,231
Average number of vessels	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$8,483	$14,279

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, sale leasebacked, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, sale leasebacked or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned, sale leasebacked, or bareboat chartered-in vessels, not time chartered-in vessels.

Fleet list as of May 1, 2023

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Duchessa	2014	49,990	—	Time Charter (4)	MR	Not Yet Installed
22	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
25	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
31	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
38	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
46	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
51	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
53	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
54	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
55	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Magnetic	2019	50,000	—	Time Charter (6)	MR	Yes
62	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Marshall	2019	50,000	—	Time Charter (7)	MR	Yes
66	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Miracle	2020	50,000	—	Time Charter (8)	MR	Yes
69	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
79	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Alexis	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
85	STI Connaught	2015	109,999	—	Time Charter (9)	LR2	Yes
86	STI Spiga	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
89	STI Lombard	2015	109,999	—	Time Charter (10)	LR2	Yes
90	STI Grace	2016	109,999	—	Time Charter (11)	LR2	Yes
91	STI Jermyn	2016	109,999	—	Time Charter (12)	LR2	Yes
92	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
98	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
100	STI Guard	2016	113,000	—	Time Charter (13)	LR2	Yes
101	STI Guide	2016	113,000	—	Time Charter (14)	LR2	Yes
102	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
104	STI Gauntlet	2017	113,000	—	Time Charter (15)	LR2	Yes
105	STI Gladiator	2017	113,000	—	Time Charter (14)	LR2	Yes
106	STI Gratitude	2017	113,000	—	Time Charter (16)	LR2	Yes
107	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
110	STI Lavender	2019	110,000	—	Time Charter (17)	LR2	Yes
111	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
112	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
113	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

	Total Fleet DWT		7,852,182

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(5)
This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(6)
This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(7)
This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(8)
This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(9)
In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.

(10)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(11)
This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.

(12)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(13)
This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.

(14)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(15)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(16)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(17)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2022 and 2023 were as follows:

Date paid	Dividend per common share
March 2022	$0.10
June 2022	$0.10
September 2022	$0.10
December 2022	$0.10
March 2023	$0.20

On May 1, 2023, the Company's Board of Directors declared a quarterly cash dividend of $$0.25 per common share, with a payment date of June 30, 2023 to all shareholders of record as of June 13, 2023 (the record date). As of May 1, 2023, there were 59,455,820 common shares of the Company outstanding.
Conflict in Ukraine
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, the United Kingdom, and the European Union countries, among other countries and jurisdictions, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 113 product tankers (39 LR2 tankers, 60 MR tankers and 14 Handymax tankers) with an average age of 7.3 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the First Quarter of 2023 Financial Results Compared to the First Quarter of 2022". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)

	For the three months ended March 31, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$193,237	$3.40	$3.27
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	2,315	0.04	0.04
Adjusted net income	$195,552	$3.44	$3.31

	For the three months ended March 31, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(84,448)	$(1.52)	$(1.52)
Adjustments:
Loss on sales of vessels	67,738	$1.22	$1.22
Write-offs of deferred financing fees and debt extinguishment costs	1,855	$0.03	$0.03
Adjusted net loss	$(14,855)	$(0.27)	$(0.27)

Reconciliation of Net Income / (Loss) to Adjusted EBITDA

	For the three months ended March 31,
In thousands of U.S. dollars	2023	2022
Net Income / (Loss)	$193,237	$(84,448)
Financial expenses	43,532	38,001
Financial income	(4,185)	(188)
Depreciation - owned or lease financed vessels	40,491	44,108
Depreciation - right of use assets	9,490	9,720
Amortization of restricted stock	3,821	4,494
Net loss on sales of vessels	—	67,738
Adjusted EBITDA	$286,386	$79,425

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the continuing impacts of the novel coronavirus (COVID-19) pandemic, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com